Exhibit A

Supplemental Response

Item 1. Business

Fence Segment

Sales and Marketing; Principal Customers. Our Fence segment sells fence products principally to independent fence dealers and wholesalers and to nonresidential and residential contractors. Most sales are principally based on individual job quotes with no long-term price guarantees. Although some of our fence products get to the ultimate consumer through home centers, home centers have not historically been a primary focus of our Fence segment's sales efforts. No customer accounted for more than 10% of our Fence segment revenues in fiscal year 2004.

Sales and customer service employees consist of inside and outside sales personnel, distribution center managers, sales managers, and customer service representatives. Our Fence segment's sales are made from our network of 7 manufacturing facilities and 47 distribution centers, located in 31 states. Because customer orders typically require rapid turn-around time, the distribution centers are strategically located near customers' facilities. The segment also distributes its fence products through a network of approximately 500 authorized dealers located across the country. These non-exclusive authorized dealer arrangements do not provide fixed price arrangements. Volume rebate incentives are sometimes offered for achieving specified sales levels.

Competition. Our Fence segment's major national competitors are Master-Halco, Inc., Ameristar Fence Products, and Stephens' Pipe & Steel. Master-Halco, Inc. is the largest, full-line distributor of fence products in North America and we believe has focused its business on both the home center distribution channel as well as the professional fence installer market. Ameristar Fence Products is currently the largest domestic manufacturer of ornamental fence products. Stephens' Pipe & Steel is a manufacturer and distributor of galvanized and vinyl chain link fence products, gates, vinyl coated framework, and ornamental steel fencing. Our Fence segment also competes with a number of other regional competitors.

Although the ability to sell fence products at a competitive price is an important competitive factor, we believe other factors, such as perceived quality of product and service and ability to deliver products to customers quickly, are also important to our fence customers. Although our Fence segment has historically been able to pass along most increases in steel costs to customers, market activity and competitive pressures can impact the extent to which such price increases are achieved.

Concrete Construction Products Segment

Sales and Marketing; Principal Customers. The segment sells its products principally to the following:

    construction products distributors;
    industrial manufacturers (such as pre-casters of concrete products);
    large reinforcing bar fabricators;
    nonresidential building supply dealers; and
    construction contractors.

The sales force for the welded steel reinforcement products include inside and outside sales people and customer service representatives. Because orders for welded steel reinforcement products typically do not require the quick turn-around time required for concrete accessories, they are shipped directly from one of the seven wire mesh manufacturing facilities to the customer, generally in truckload quantities. Most production of these products is in response to particular customer orders based principally on individual job quotes with no long-term price guarantees. Light wire mesh used for residential construction, however, is produced in standard patterns in anticipation of customer orders.

The sales force for concrete accessories consists of inside and outside sales people, customer service representatives and distribution center managers. Concrete accessories are distributed from our network of 5 manufacturing facilities and 16 distribution centers. Because orders for concrete accessories typically require rapid turn-around time, these distribution centers are strategically located near customers' facilities. Most sales are based on individual job quotes with no long-term price guarantees.

The Concrete Construction Products segment does not enter into long-term contracts with price guarantees. Volume rebate incentives are sometimes offered for achieving specified sales levels.

There was one customer that accounted for more than 10% of the Concrete Construction Products segment net sales in fiscal year 2004, 2003 and 2002, although this customer did not account for more than 10% of our consolidated net sales in any such year.

Competition. The segment's largest competitor for welded steel reinforcement products is Insteel Industries, Inc. The segment also faces regional competitors in other areas of the country. There is also competition from smaller regional manufacturers and wholesalers of these products.

The concrete accessories product line faces competition from several significant competitors. Dayton-Superior Corporation is the leading full line national participant in the concrete accessories industry with we believe a complete line of products supported by manufacturing and service center capabilities. Universal Form Clamp, Inc. we believe has a narrower product and geographic profile. Don DeCristo Concrete Accessories is a large regional producer. The segment also faces competition from other regional competitors, which offer a more limited number of products.

We believe our ability to produce a greater variety of welded steel reinforcement products in a wider geographical area provides a competitive advantage to major accounts, as well as the ability to provide custom-made products that fit our customers' individual needs. For concrete accessories, we believe overall product quality, price, extensive product selection and the ability to deliver products quickly are the principal competitive factors.

We believe our raw material costs (which we believe are lower than many of our competitors) enhance the segment's ability to compete effectively with respect to product price in the concrete construction market. Although our Concrete Construction Products' segment has historically been able to pass along most increases in steel costs to customers, market activity and competitive pressures can impact the extent to which such price increases are achieved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal 2004 Compared to 2003

Fiscal 2004 demonstrated a significant recovery from the unfavorable market and competitive environment that existed through the majority of 2002 and 2003. An improving economy fostered a strong residential construction demand, and for the first year since 2000, non-residential construction activity showed positive growth. Infrastructure spending also started to trend up. These factors aided the volume growth in our Concrete Construction Products segment. Fundamental changes in the steel rod industry also helped reverse the factors that had so distorted competitive conditions within our respective industry sectors in 2002 and 2003. Steel rod producers incurred a significant increase in their cost input factors in 2004. When these cost factors were combined with a rationalization of domestic steel rod capacity, meaningful steel price increases resulted, aggregating anywhere from 80% to 100% during the year. Supply and demand conditions were further influenced by:

  the establishment of dumping and countervailing duties against a number of countries formerly quite active in exporting to the U.S.
  strong demand for steel in China and other parts of the world increases in ocean freight rates, and
  declines in the relative value of the U.S. dollar

As a result, steel rod availability was tight through the first eight months of fiscal 2004, and companies eliminated the excess stocks of inventory that had built up in 2003.

These factors allowed us, as well as the other competitors in the various industrial sectors within which we operate, to implement price increases that offset the steel cost price increases and improved profit margins. Importantly, relative stability in the competitive environment also occurred, supported by the improving economy, the outlook for continued strong demand going forward, and the absence of the many significant competitor-specific issues that distorted business strategies in 2002 and 2003. While we were successful in passing along the steel cost price increases to our customers in 2004, market activity and competitive pressures may limit our ability to do so in the future and could result in a negative impact on future levels of profitability.

Although our overall improvement in profitability in 2004 was due to successful pricing strategies and volume increases in the Concrete Construction Products segment, 2004 also benefited from the continuation of our cost reduction activities. We believe our cost reduction activities lowered our overall cost structure by approximately $5 million in 2004. Further annualized cost reductions in the range of approximately $5 million to $7 million are expected for the future, through additional investments in equipment and through the application of more rigorous management processes. Fiscal 2004 was still burdened by some restructuring related expenses amounting to $2.3 million that were incurred as part of the overall process to lower the company's cost structure. Absent the need for any further cost rationalization, these expenses are expected to be relatively minor in 2005.

Net sales

	2004	2003	Increase (Decrease)
Fence	$332,799	$291,474	$41,325
Percent of net sales	49%	56%	(7)%
Concrete Construction Products	$341,105	$224,551	$116,554
Percent of net sales	51%	44%	7%
Total net sales	$673,904	$516,025	$157,879

Consolidated net sales increased $157.9 million or 30.6% as compared to 2003. The majority of the increase is due to price adjustments made in light of the increased cost, primarily for steel rod, and additionally in the fence business, for steel pipe and tubing and galvanized wire. Improvements in market activity and market share also contributed to increases in sales volumes in 2004 as compared to 2003. Improvements in production capabilities, customer service, and new product introductions have contributed to the market share increases.

Fence

Net sales in the fence segment increased $41.3 million or 14.2% as compared to 2003 due primarily to higher pricing primarily to cover increased costs of steel rod, steel pipe and tubing and galvanized wire, the primary materials included in chain-link fence systems. On average for 2004, prices for chain-link fence system related products were approximately 40% higher than in 2003. For the entirety of 2004, the volume of fence segment net sales declined in relation to 2003. In the first half of 2004, Fence segment sales volumes were higher than in the comparable period of 2003 when activity was depressed due to poor weather and an uncertain economic climate. However, beginning in June and continuing through the fourth quarter of 2004, sales volumes were lower than in 2003. Because of rapidly rising steel prices and concerns about product availability during the first half of 2004, we believe customers aggressively added to inventory levels which they subsequently worked through during the latter part of the year thereby reducing sales volumes. In the latter portion of 2003, we believe sales volumes were positively impacted due to improved end-user demand for fence products and as customers began to build inventories to take advantage of "pre-increase" pricing as higher pricing had been announced for 2004 in response to the escalating costs of steel.

Concrete Construction Products

Net sales in the Concrete Construction Products segment increased $116.6 million or 51.9% as compared to 2003 due to increased price and volume levels. The higher price levels, which contributed approximately $80 million to the net sales increase, primarily reflect the pass-through of increased costs for steel rod. Net sales increased approximately $36.5 million from volume gains resulting from improved market activity and increases in market share, supported by new production equipment installed in the second half of 2003. Strategic initiatives to emphasize the sale of higher valued added products and to improve the breadth of our product offerings also contributed to the volume change in net sales. Sales from the establishment of new concrete accessories distribution facilities in New England and the Pacific Northwest late in 2003 and in Florida in August 2004 also contributed to the market share increase. Market activity in 2004 was favorably impacted by an improving nonresidential construction market driven by overall economic performance, declining office vacancy rates and increasing factory capacity utilization rates. Volume in 2003 was burdened by a slow first half when the volume of concrete construction products sold was adversely impacted by a slowdown in activity caused by severe winter weather and economic uncertainty.

Gross profit

	2004	2003	Increase
Fence	$91,578	$64,303	$27,275
Percent of segment net sales	28%	22%	6%
Concrete Construction Products	$75,648	$37,168	$38,480
Percent of segment net sales	22%	17%	5%
Total gross profit	$167,226	$101,471	$65,755
Percent of total net sales	25%	20%	5%

Consolidated gross profit increased $65.8 million as compared to 2003 primarily due to the implementation of higher prices to offset rising steel costs, as well as the fact that some of the steel consumed during 2004 was from inventories that had been acquired at prices below those charged for new receipts of steel. Increases in the volume of products sold were also a key factor in the Concrete Construction Products segment. The increased utilization of plant capacity from higher volumes and the benefits of the Company's ongoing restructuring initiatives improved cost levels and operating efficiencies resulting in a favorable impact on gross profit. The fiscal year 2003 was impacted by competitive pricing pressures and a period of lower sales volumes which had an unfavorable impact on the utilization of manufacturing and distribution capacity.

Gross profits have not been reduced by the costs of our distribution networks. These expenses represent the costs associated with maintaining and operating the warehousing functions of our distribution locations and are included as a component of selling, general and administrative expenses. The resulting gross margins may therefore not be comparable with those entities that include such expenses in cost of sales.

Fence

Gross profit in Fence was $91.6 million, a $27.3 million increase as compared to gross profit of $64.3 million in 2003. The gross margin increased from 22.1% in 2003 to 27.5% in 2004. In 2003, the fence segment was unfavorably impacted by competitive pricing pressures and lower sales volumes caused by weak market conditions. In 2004, the market environment allowed the fence business to recover from the 2003 pricing situation and to establish new prices that adequately accommodated increases in steel costs. The impact of the pricing changes and the favorable per unit cost impact of running the fence manufacturing plants at higher operating levels during the first half of 2004 were important contributors to the increase in gross profit. Gross profit in 2004 was also favorably impacted by $2 million in cost savings from our cost reduction activities. Gross profit in 2004 was adversely impacted by $1.4 million in estimated costs to remediate a quality issue associated with a manufacturing process that had been temporarily outsourced because of fire related damage at a company facility. This quality issue is not expected to have a significant impact in future periods.

Concrete Construction Products

Gross profit in Concrete Construction Products was $75.6 million, a $38.5 million increase as compared to gross profit of $37.2 million in 2003. The increase was primarily due to higher prices of approximately $80 million to accommodate rising steel costs. Steel costs included in cost of sales were approximately $57 million higher than in 2003 but included some steel taken from inventories on a first-in, first-out basis that had been acquired at prices below those incurred for new receipts of steel. Also contributing were increased volumes, the beneficial impact of higher volumes on operating efficiencies, cost reduction activities, and an improved product mix. As a result, the gross margin increased from 16.6% in 2003 to 22.2% in 2004.

Selling, general and administrative expenses

	2004	2003	Increase (Decrease)
Fence	$66,591	$58,113	$8,478
Percent of segment net sales	20%	20%	--%
Concrete Construction Products	$31,837	$23,299	$8,538
Percent of segment net sales	9%	10%	(1)%
Total selling, general and administrative expenses	$98,428	$81,412	$17,016
Percent of total net sales	15%	16%	(1)%

Consolidated selling, general and administrative expense increased $17.0 million or 20.9% as compared to 2003 but declined almost one percentage point in relation to net sales. Expenses for incentive compensation and retirement plan contributions in fiscal 2004 are approximately $5.7 million more than in 2003. Fiscal year 2004 includes $1.1 million in expenses related to a cost recovery initiative, a $1.2 million increase in the reserve for doubtful accounts, $0.5 million related to the expansion of our distribution network, and approximately $0.6 million to increase the accrued vacation liability. This latter charge is the accounting impact of our decision in the fourth quarter to implement a single vacation policy for the entire company, replacing a variety of programs that existed in the past. Also contributing to the increase has been the expansion of sales, marketing, finance, and system support functions, higher truck rental expenses, higher health care costs, adjustments to compensation levels, and consulting fees associated with the implementation of new systems and with Sarbanes-Oxley compliance efforts.

Fence

Selling, general and administrative expense in Fence was $66.6 million, an $8.5 million increase as compared to selling, general and administrative expense of $58.1 million in 2003. As a percent of net sales, selling, general, and administrative expense remained unchanged in 2004 as compared to 2003. The higher expense levels were due primarily to increases of $2.8 million in incentive and retirement plan compensation, an increase of $0.4 million in the allowance for uncollectible accounts, and $1.1 million in expenses related to a cost recovery initiative. In addition, rental expense of $1.1 million was incurred during 2004 for new trucks used in the distribution of inventory. This equipment replaced trucks used in 2003 which were owned, many of which were already fully depreciated. The depreciation expense associated with their use in 2003 was $0.6 million.

Concrete Construction Products

Concrete Construction Products selling, general and administrative expense was $31.8 million, an $8.5 million increase as compared to selling, general and administrative expense of $23.3 million in 2003. As a percent of net sales, selling, general and administrative expense declined over one percentage point in 2004 as compared to 2003. The increase in expense was due primarily to $2.9 million in incentive and retirement plan compensation, $0.5 million in costs for operating new distribution centers in the concrete accessories product line, higher distribution activity, and a $0.8 million increase in the allowance for uncollectible accounts.

Other expense, net

	2004	2003	Increase (Decrease)
Fence	$705	$249	$456
Concrete Construction Products	2,753	2,949	(196)
Total other (income) expense, net	$3,458	$3,198	$260

Other net expenses were $3.5 million in 2004, a $0.3 million increase from the $3.2 million of expenses in 2003. In 2003, the Company closed its fence manufacturing facility in Whittier, California incurring costs of $1.2 million which were partially offset by a $0.8 million gain on the sale of that facility. Also, additional expenses of $3.2 million (including a $1.4 million pension settlement charge) were recorded in 2003 associated with the closure of the Baltimore, Maryland; Oregon, Ohio; and Bartonville, Illinois facilities. In 2004, the Company closed its manufacturing facility in San Fernando, California and relocated certain equipment to other manufacturing facilities. These expenses, plus additional costs related primarily to the previously closed facilities amounted to $2.3 million. In addition, a $0.9 million gain on the sale of the previously closed Baltimore, Maryland manufacturing facility was offset by an impairment charge of $0.8 million to reduce the carrying value of the previously closed Oregon, Ohio manufacturing facility to the net proceeds realized when the sale of that facility was completed in March 2005. Other expense in 2004 also includes the write-off of $1.0 million of direct costs related to possible business acquisitions when negotiations for these acquisition targets were indefinitely postponed.

Net income (loss)

	2004	2003	Increase
Income before interest and income taxes
Fence	$24,282	$5,941	$18,341
Percent of segment net sales	7%	2%	5%
Concrete Construction Products	$41,058	$10,920	$30,138
Percent of segment net sales	12%	5%	7%
Total	$65,340	$16,861	$48,479
Percent of total net sales	10%	3%	7%
Interest expense	$29,383	$28,377	$1,006
Income tax expense (benefit)	$15,071	$(4,401)	$19,472
Net income (loss)	$20,886	$(7,115)	$28,001
Percent of total net sales	3%	(1)%	4%

Interest expense. Interest expense has increased $1.0 million in 2004 due primarily to increased average borrowing under the revolving credit facility to fund an increased investment in working capital and increases in market interest rates. The increase in market interest rates was somewhat mitigated by the reduction primarily in the second half of 2004 of the margin added to the LIBOR based and prime rate based borrowings under the revolving credit facility. As the relationship of our earnings to indebtedness improved, the margin was reduced.

Income tax expense (benefit). The increase in income tax expense is primarily due to the increase in income before interest and income taxes. The effective tax expense rate for fiscal year 2004 is 41.9% as compared to the annual effective tax benefit rate of 38.2% for 2003. The 2004 effective tax rate includes 1.6 percentage points to adjust certain state tax benefits recognized in prior years. The remaining change in rate is due primarily to the impact of expenses not deductible for income tax purposes in relation to varying amounts of pre-tax income.

Liquidity and Capital Resources

Contractual obligations

The following summarizes our contractual obligations as of January 1, 2005 and the effect these obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period (In thousands)
	Total	1 year	2 - 3 years	4 - 5 years	There-after
Long-term debt	$ 298,854	$ 772	$ 298,082	$ --	$ --
Capital lease obligations	8,343	2,206	4,422	1,715	--
Operating leases	53,852	12,017	19,296	11,210	11,329
Unconditional purchase obligations (1)	77,756	77,756	--	--	--
Pension obligation (2)	174	--	174	--	--
Interest expense obligations (3)	67,120	27,920	39,131	69	--
Total contractual cash obligations	$ 506,099	$120,671	$ 361,105	$ 12,994	$ 11,329

  Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms and excludes agreements that are cancelable at anytime without penalty.
  The Company does not expect any required contributions in 2005 to its pension plan established under a collective bargaining agreement that covers former employees of a closed manufacturing plant.
  Reflects future interest payments through scheduled maturity dates on our $200 million senior subordinated notes, capital lease obligations, and revolving credit facility. Interest on the revolving credit facility assumes an average balance of $85.0 million and an average interest rate of 5.4% through its scheduled maturity date.

Item 8. Financial Statements and Supplementary Data

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 1, 2005

1. Description of Business and Significant Accounting Policies

Description of Business

The consolidated financial statements include the accounts of MMI Products, Inc. and its wholly owned subsidiaries, Ivy Steel & Wire, Inc., MMI Management, Inc., and MMI Management Services L.P. (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated. MMI Products, Inc. is a wholly owned subsidiary of Merchants Metals Holding Company ("MMHC"). The Company is a manufacturer and distributor of building products used in the North American infrastructure, commercial and residential construction markets. The Company's primary manufactured products are wire-based, and are produced from the same raw material, steel rod. The Company's customers include residential and non-residential contractors, independent fence dealers and wholesalers, industrial manufacturers, highway construction contractors, precasters of concrete products and fabricators of reinforcing bar.

Fiscal Year

The Company follows a 52-53 week fiscal year ending on the Saturday closest to December 31. The 2004 fiscal year refers to the fifty-two week period ended January 1, 2005. The 2003 fiscal year refers to the fifty-three week period ended January 3, 2004 and the 2002 fiscal year refers to the fifty-two week period ended December 28, 2002.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements in order to conform to the 2004 presentation. Freight-out expense related to deliveries to customers was previously included in net sales and has been reclassified to cost of sales. Certain distribution expenses previously classified as cost of sales have been reclassified to selling, general and administrative expenses. Depreciation expense related to idle equipment was previously included in other expense and has been reclassified to cost of sales.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Revenue is recognized from product sales and used rental equipment sales when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable. These criteria are met generally at the time product is shipped but sometimes when the product reaches its destination. Rental revenues are recognized ratably over the terms of the rental agreements.

Customer Rebates

The Company offers rebates to certain customers, which are redeemable only if the customer meets certain specified thresholds relating to a cumulative level of sales activity. The Company records such rebates as a reduction of revenue in the period the related revenues are recognized.

Cost of Sales

Cost of sales includes the inventoriable costs of manufactured and purchased products, the expense to ship products to customers, and expenses associated with manufacturing management, procurement, safety and environmental functions. The remaining net book value of rental equipment that is sold is charged to cost of sales on a first in, first out basis.

Inventories

Inventories are valued at the lower of average cost or market for most products other than welded steel reinforcement products. The welded steel reinforcement products division of the Concrete Construction Products segment values its inventory at the lower of first in, first out ("FIFO") cost or market.

Inventory cost includes the cost of the purchased products or raw materials (including inbound freight), and the direct labor and overhead associated with the production of a manufactured product. Shipping costs associated with the movement of inventory from a manufacturing facility to a distribution location are included as an element of the distribution location's inventory cost.

A valuation allowance for damaged and slow moving inventory is established based on individual product activity, giving consideration to historical experience and current trends. The valuation adjustment is the recorded cost of the inventory minus its estimated realizable value.

Certain quantities of raw material are acquired on the Company's behalf by a broker. These inventories are stored under a consignment arrangement. Once certain acceptance provisions are met, title passes to the Company and inventory cost is recorded.

Vendor Rebates

The Company receives rebates from certain vendors based on the volume of products purchased from the vendor. The Company records rebates when they are earned, i.e. as specified purchase volume levels are reached or are reasonably assured of attainment. Vendor rebates attributable to unsold inventory are carried as a reduction of the carrying value of inventory until such inventory is sold, at which time the related rebates are used to reduce cost of sales.

Selling, General and Administrative Expense

Selling, general and administrative expense includes distribution costs, the costs for selling and marketing activities, allowances for losses on accounts receivable, and the costs related to finance, administrative and executive management functions. Distribution costs represent the costs associated with maintaining and operating the warehousing functions at the Company's distribution locations. In addition, incentive compensation for all bonus plan participants is included in this expense category.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated useful lives are as follows:

Building and improvements	5 to 39 years
Machinery and equipment	2 to 20 years
Rental equipment	5 to 10 years

Major capital upgrades are capitalized. Maintenance, repairs and minor upgrades are expensed as incurred. Gains and losses from dispositions are included in the results of operations.

Certain machinery and equipment is leased under capital leases. Assets recorded under capital leases are amortized over the period of the respective leases with the related amortization included in depreciation expense.

Impairment of Long-Lived Assets

The carrying values of long-lived assets that are held-for-use are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows. If such assets are considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair market value less any costs to sell the asset.

Goodwill

The Company reviews the carrying value of goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying values may not be recoverable. The review for impairment requires the use of forecasts, estimates, and assumptions as to the Company's future operating performance. Actual results could differ from forecasts, resulting in a revision of the assumptions and, if required, recognition of an impairment loss in a future period. In determining the fair value of each reporting unit, the Company estimates fair value by applying a range of multiples to a weighted average estimate of earnings before interest, taxes, depreciation and amortization ("EBITDA"). In the event the carrying value exceeds the estimated fair value, the Company determines the implied value of the goodwill to determine any potential goodwill impairment. If such impairment exists, the excess carrying value is written off as an impairment expense.

Intangible Assets

Intangible assets consist primarily of capitalized internal-use software and non-compete agreements. Internal-use software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from 3 to 5 years.

Deferred Loan Costs

Costs associated with the issuance of debt instruments are capitalized and are amortized to interest expense over the periods of the respective financing arrangement ranging from 3 to 10 years.

Income Taxes

A current income tax expense or benefit is recognized for estimated income taxes to be paid or refunded relating to the Company's taxable income or loss. The liability method is used to record deferred income taxes. Under this method, differences between the financial reporting and tax bases of assets and liabilities are identified. Deferred income taxes relating to those differences are measured using the tax rates and laws currently in effect. A valuation allowance is recorded to reduce deferred tax assets if realization is questionable.

Concentration of Credit Risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are accounts receivable. The creditworthiness of customers is continuously evaluated and the Company generally does not require collateral. No customer accounted for 10% or more of consolidated net sales for fiscal years 2004, 2003, and 2002.

The Company maintains an allowance for doubtful accounts receivable by providing for specifically identified accounts where collection is questionable and an allowance based on the aging of the receivables, giving consideration to historical experience and current trends. A change in experiences or trends could require a material change in our estimate of the allowance for doubtful accounts in the future. Uncollectible accounts receivable are written off when management deems an account's realizable value is less than the outstanding historical balance, and there is no further legal course of action.

Fair Value of Financial Instruments

The recorded value of monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable, are considered to approximate their respective fair values at January 1, 2005 and January 3, 2004. The carrying values of senior subordinated debt are $199.5 million and $199.2 million versus estimated fair values of $202.6 million and $163.6 million at January 1, 2005 and January 3, 2004, respectively. The estimated fair values are based on the quoted market prices. The fair value of the revolving credit facility approximates its carrying value due to its variable interest rate structure.

Estimated liabilities are accrued for workers' compensation claims expense and claims incurred but not reported under the self-insured health care program. These accruals are based on claims data and valuations that reflect our best estimate of the ultimate expense, which considers current and historical claims development experience. A change in the current or historical trends could require a material change in our estimate for this accrued liability in the future.

Recent Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4", to clarify the accounting for abnormal inventory costs and the allocation of fixed production overhead costs. SFAS No. 151 will be effective for inventory costs incurred beginning in fiscal year 2006. The Company has not yet determined the impact of applying the provisions of SFAS No. 151.

2. Acquisition

On December 30, 2002, the Company purchased all of the issued and outstanding shares of Structural Reinforcement Products, Inc., ("SRP"), a Delaware corporation, for approximately $24.0 million in total cash consideration plus annual payments over a five year period totaling $4.3 million, including $0.7 million of imputed interest. Additional purchase consideration, which is contingent upon exceeding specified earnings levels at the acquired facility during fiscal years 2005 through 2008 and economically justified by such operating and financial success, may be required. While the future amount of additional purchase consideration is not determinable, such amount, if any, is not expected to be material to our financial position. The acquisition of SRP provided the Company with significant improvements in the quality of production facilities, which is consistent with management's overall plan to improve operating efficiencies and reduce costs. The acquisition was accounted for using the purchase method of accounting.

The aggregate purchase price was allocated to the assets acquired and liabilities assumed based on the Company's estimate of their fair values. The $11.4 million excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill. In 2004, goodwill related to the SRP acquisition was reduced by $1.1 million as a result of an increase in the expected realization of SRP's pre-acquisition net operating losses on future income tax returns. In addition, goodwill related to the SRP acquisition was increased by $450,000 in 2004 due to the contingent consideration terms of the acquisition agreement. The results of operations of the acquired business are included in the Company's consolidated financial statements as part of the Concrete Construction Products segment from the date of acquisition, December 30, 2002. None of the goodwill is expected to be tax deductible.

9. Commitments and Contingencies

The Company leases warehouse and office space and certain machinery and equipment under operating leases. The Company's operating leases for its corporate and Fence segment headquarters and certain manufacturing and distribution locations include provisions related to rent increases and, in some cases, rent holidays and rent concessions for leasehold improvement incentives. In general, lease expense, net of the benefit, if any, from leasehold improvement incentives, is recognized on a straight-line basis over the minimum lease term (including any rent holiday period). Future minimum lease payments on non-cancelable operating leases with remaining terms of one or more years consisted of the following at January 1, 2005 (in thousands):

2005	$ 12,017
2006	10,502
2007	8,794
2008	6,338
2009	4,872
2010 and thereafter	11,329
Total	$ 53,852

Total rental expense for fiscal years 2004, 2003 and 2002 was $12,794,000, $10,245,000 and $8,640,000, respectively.

The Company has a supply arrangement whereby certain raw materials ordered under non-cancelable fixed price purchase commitments are held on consignment at third-party warehouses or in segregated areas at Company locations. Such inventory is the supplier's consigned inventory and therefore is not recorded on the Company's balance sheet. The cost of consigned inventory at January 1, 2005 was $18.3 million, $4.9 million of which had become billable to the Company. This obligation will be recorded by the Company upon the transfer of title.

The Company is involved in a number of legal actions arising in the ordinary course of business. The Company enters into certain purchase commitments in the ordinary course of business and the Company is contingently liable to customers for certain product performance matters. Claims for early withdrawal liabilities from certain multi-employer pension plans have also been made as a result of the closings of the Oregon, Ohio and Chicago, Illinois plants. The Company has recorded appropriate accruals for its best estimate of the probable losses related to these commitments and contingencies. Although no assurance can be given with respect to the ultimate outcome of any asserted claim or litigation, no material effect on the Company's financial position or future operating results is expected.

The Company's products are used in applications which are subject to inherent risks including performance deficiencies, personal injury, property damage, environmental contamination, or loss of production. The Company manages its exposure to such risks by purchasing liability insurance. The Company warrants its products to meet certain specifications and actual or claimed deficiencies from these specifications may give rise to claims. The Company maintains a reserve for product warranties based on specific warranty claims. The reserve for product warranties was $333,000 at January 1, 2005.

12. Segment Reporting

Summarized financial information concerning the reportable segments is presented in the following tables. Corporate general and administrative expenses are allocated to the segments based primarily upon proportional net sales.

	Fiscal Year 2004
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
Net sales (1)	$ 332,799	$ 341,105	$ --	$ 673,904
Income before interest and income taxes	24,282	41,058	--	65,340
Interest expense	--	--	29,383	29,383
Income tax provision	--	--	15,071	15,071
Net income (loss)	24,282	41,058	(44,454)	20,886
Depreciation and amortization	3,818	9,231	--	13,049
Segment assets (2)	149,384	219,495	24,605	393,484
Goodwill	17,258	43,140	--	60,398
Capital expenditures	4,546	3,939	475	8,960

	Fiscal Year 2003
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
Net sales (1)	$ 291,474	$ 224,551	$ --	$ 516,025
Income before interest and income taxes	5,941	10,920	--	16,861
Interest expense	--	--	28,377	28,377
Income tax benefit	--	--	(4,401)	(4,401)
Net income (loss)	5,941	10,920	(23,976)	(7,115)
Depreciation and amortization	3,868	8,067	--	11,935
Segment assets (2)	126,583	176,957	23,345	326,885
Goodwill	17,258	43,789	--	61,047
Capital expenditures	1,488	4,627	114	6,229

	Fiscal Year 2002
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
Net sales (1)	$ 291,982	$ 223,557	$ --	$ 515,539
Income before interest and income taxes	10,316	11,679	--	21,995
Interest expense	--	--	25,606	25,606
Income tax benefit	--	--	(1,311)	(1,311)
Net income (loss)	10,316	11,679	(24,295)	(2,300)
Depreciation and amortization	4,430	7,170	--	11,600
Segment assets (2)	115,741	135,135	29,610	280,486
Goodwill	17,258	32,420	--	49,678
Capital expenditures	2,236	3,137	137	5,510

_______________

  Net sales delivered to customers located outside of the United States is less than 1% for each of fiscal 2004, 2003 and 2002.
  Segment assets include accounts receivable, inventory, goodwill and property, plant and equipment. Corporate assets include all other components of total consolidated assets. Segment assets located outside of the United States was $9,928,000, $1,216,000, and zero at the end of fiscal 2004, 2003 and 2002, respectively.